Exhibit 99.1

PRESS RELEASE

AerCap Leases Twenty-Four A320neos to China Southern, Asia’s Largest Airline

Amsterdam, The Netherlands; January 5, 2015 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) announced today that it has signed an agreement with China Southern, the largest airline in both Asia and The People’s Republic of China, for the lease of twenty-four Airbus A320neo family aircraft from its order book.

The A320/A321neos will be delivered to China Southern between 2016 and 2019 and equipped with PW1100G-JM engines from Pratt & Whitney.

“China Southern Airlines is very pleased to cooperate with AerCap, the largest aircraft leasing company in the world,” said Mr. Tan Wangeng, CEO of China Southern. “This transaction has enabled us to renew our fleet and add the most modern and fuel-efficient aircraft. We look forward to continuing our cooperation with AerCap for the mutual benefit of both companies.”

AerCap’s CEO Aengus Kelly said: “AerCap is proud to have China Southern, Asia’s largest airline, as our latest and largest A320neo customer. AerCap has now leased 71 A320neo aircraft delivering thru 2019. This impressive result is due to the power of the AerCap platform and the state-of-the-art technology of the A320neo.”

AeroTurbine, AerCap’s after-market subsidiary, has also agreed to purchase four older vintage aircraft from China Southern. These aircraft will be disassembled and parted-out.

Currently, AerCap has forty Airbus A320 family aircraft, five Boeing 737-800s and four Boeing 737-700s leased to China Southern.

AerCap holds one of the most attractive order books in the industry, which includes the largest order position of Airbus A320neo family aircraft among leasing companies.

About China Southern

For more than 30 years, China Southern has been the largest airline in The People’s Republic of China. China Southern, a member of the SkyTeam, is headquartered at Baiyun Airport in Guangzhou. It operates a fleet of more than 500 aircraft and serves 193 cities in 30 countries and regions, forming an extensive network with Guangzhou and Beijing as its hubs. For more information visit www.csair.com.

About AerCap

AerCap is the global leader in aircraft leasing with approximately 1,700 owned, managed or on order aircraft in its portfolio. AerCap serves over 200 customers in 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

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For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: John Wikoff Tel. +31 6 31 69 94 30 jwikoff@aercap.com
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